UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2008
(correcting order dated September 7, 2007)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

deCODE Genetics, Inc.
File No. 0-30469 - CF#19818

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deCODE Genetics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.32 and 10.33 to a Form 10-K filed on March 15, 2004. The application also requested confidential treatment for the same information that was omitted from Exhibit 10.33 refiled as Exhibit 10.14 to deCODE Genetics, Inc.'s Form 10-K filed on March 15, 2007.

Based on representations by deCODE Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibits 10.32 and 10.33 to Form 10-K filed March 15, 2004   through March 16, 2017
Exhibit 10.14 to the Form 10-K filed on March 15, 2007   through March 16, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support